Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 14, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced its fourth quarter and full year 2013 production results.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 14, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	January 14, 2014
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic becomes a Senior Silver Producer; Produces 10.64M Ounces of
Silver in 2013; Projects 12.70M to 13.35M Ounces of Silver in 2014

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2013 production results.

Total production during 2013 reached a new record of 12,791,527 equivalent ounces of silver, representing a 41% increase over 2012 and in line with previous production guidance estimates. The equivalent silver production for 2013 consisted of 10,641,465 ounces of silver, 10,040 ounces of gold, 26,904,093 pounds of lead and 8,509,097 pounds of zinc. With annual production now exceeding 10 million ounces of pure silver, the Company joins the industry ranks as a “Senior Silver Producer” on its 10th year anniversary of being in business.

Total production in the fourth quarter also reached a new quarterly record of 3,421,161 equivalent ounces of silver consisting of 2,746,598 ounces of silver, 3,519 ounces of gold, 8,355,889 pounds of lead and 1,698,745 pounds of zinc.

Keith Neumeyer, President & CEO, states, “2013 has brought many challenges to miners around the world. The unexpected drop in metals prices required quick reactions to reduce investments and reduce costs. I think our team should be congratulated for the difficult choices that have been made. However, further efforts are still required to improve efficiencies, adopt new technologies and innovative methods of doing our business. In 2014, our focus will be to improve efficiencies through automation and training programs. With all these challenges behind us and new ones approaching, it is sometimes difficult to see all the positive things happening around us. But again, recognition to our dedicated team is warranted for another great year of growth in production. With the Del Toro and San Martin operations still being ramped up, 2014 is expected to bring another similar year of growth. Now that we have passed one of our most significant milestones set 10 years ago, to produce over 10 million ounces of silver, we are now setting our goal to reach 20 million ounces which we believe can be reached with our current assets. We are living in challenging times, but also very exciting times.”

Production Details Table:

Quarter	Quarter
Ended	Ended			Year	Year
December 31,	December 31,	%		Ended	Ended	%
2013	2012	Change	Consolidated Production Results	2013	2012	Change
701,617	701,618	0%	Ore processed/tonnes milled	2,741,717	2,542,288	8%
3,421,161	2,562,926	33%	Total production - ounces of silver equivalent	12,791,527	9,079,996	41%
2,746,598	2,311,146	19%	Total silver ounces produced	10,641,465	8,260,434	29%
191	176	9%	Silver grade (g/t)	193	171	13%
64%	58%	9%	Silver recovery (%)	62%	59%	6%
3,519	1,540	129%	Gold ounces produced	10,040	4,221	138%
8,355,889	3,751,074	123%	Pounds of lead produced	26,904,093	13,240,889	103%
1,698,745	1,363,330	25%	Pounds of zinc produced	8,509,097	4,952,899	72%

Operational Review:

Total underground development completed in 2013 amounted to 53,257 metres compared to 57,267 metres developed in 2012. The 2013 exploration program consisted of 58,578 metres of diamond drilling compared to 135,769 metres drilled in 2012. The main priority of the Company’s exploration programs is to further define and upgrade Resources and Reserves to support future updates to the Company’s NI 43-101 Technical Reports. As a result of the exploration budget cuts in 2013, and reduced programs in 2014, no grassroots or greenfield drilling is taking place. All drilling is either focused on mining activities or definition drilling.

With respect to the fourth quarter, total ore processed at the Company's five operating silver mines, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 701,617 tonnes milled representing an increase of 9% over the previous quarter.

The average silver grade in the quarter for the five mines decreased 5% from the previous quarter to 191 g/t. Combined silver recoveries averaged 64% in the quarter and remained in line with the third quarter average of 65%.

The Company's underground development in the fourth quarter consisted of 13,280 metres, a 22% increase compared to 10,923 metres completed in the previous quarter.

During the quarter, nine drill rigs were operating at the Company’s five operations. The Company completed 8,324 metres of drilling in the quarter, compared to 7,823 metres in the prior quarter, representing a 6% increase.

The Company is also pleased to announce, consistent with the focus on increasing recoveries and operational efficiencies, the appointment of Mr. Alejandro Sandoval as General Manager of Processing Plants. Mr. Sandoval has over 37 years of experience in the mining industry in Mexico and will be responsible for metallurgical improvements and testing at all operations. For the majority of his professional career he worked at Fresnillo and Peñoles, after which he joined Goldcorp and was responsible for the development and operation of the sulphide processing plant at the Peñasquito mine. Prior to joining First Majestic, Mr. Sandoval worked at Minera Frisco as General Manager of Construction and Design.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes Per Day (1)	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Silver Eqv Oz Produced
La Encantada	252,467	3,042	228	52%	959,312	53	-	-	962,505
La Parrilla	200,541	2,416	166	76%	813,090	274	5,481,400	1,601,494	1,151,728
Del Toro	122,838	2,100(2)	209	67%	550,026	117	2,874,489	97,251	693,561
San Martin	78,805	949	156	71%	280,490	544	-	-	313,834
La Guitarra	46,966	566	118	81%	143,680	2,531	-	-	299,533
Total:	701,617	9,073	191	64%	2,746,598	3,519	8,355,889	1,698,745	3,421,161

1)	Based on number of operating days
2)

At Del Toro, the new cyanidation circuit operated for 38 days during the quarter and processed 34,370 tonnes for an average 904 tpd; the flotation circuit operated for 74 days and processed 88,468 tonnes for an average 1,196 tpd. Therefore, the weighted average operating days is 58 resulting in an average operating rate of 2,100 tpd.

At the Del Toro Silver Mine:

  During the year, Del Toro processed 319,861 tonnes of ore with an average silver grade of 213 g/t. Average metallurgical recoveries for silver were 68% for a total production of 1,484,598 silver ounces. Additionally, 8,400,642 pounds of lead and 1,785,219 pounds of zinc were produced during the year.
  As previously announced, the new cyanidation circuit was successfully commissioned on October 20, 2013 allowing for the production of silver doré bars. On November 20, 2013, Del Toro celebrated its first official pouring of silver bars. Effective January 1, 2014, the new cyanidation circuit was deemed commercial having reached commercial operating levels.
  The flotation circuit continues to operate having processed 88,468 tonnes during the fourth quarter with an average silver grade of 226 g/t and a 69% recovery of silver.
  Throughput in the new cyanidation circuit averaged 881 tpd in December with an average head grade of 164 g/t silver and recoveries of 60%. As the Company continues to ramp up the cyanidation to 2,000 tpd, it is expected that grades and recoveries will come closer to rates indicated in the Pre-Feasibility Study (PFS) dated August 20, 2012.
  The construction of the new 115kV power line is now 90% complete and is expected to be completed by the end of the second quarter following a design change which now allows the power line to bypass several small towns.
  During the quarter, one underground drill rig was active at Del Toro. Total exploration metres drilled in the fourth quarter amounted to 799 metres, compared to 2,856 metres drilled in the previous quarter as a result of the reduction to the exploration budget. In addition, 2,612 metres of development were completed in the fourth quarter of 2013, compared to 1,817 metres of development in the previous quarter.

At the La Encantada Silver Mine:

  During the year, La Encantada processed a total 1,139,241 tonnes consisting from 53% of fresh mine ore and 47% from old tailings for a total production of 4,081,094 ounces of silver. Due to the implementation of an optimization program at La Encantada, the amount of old tailings sent through the cyanidation circuit was reduced resulting in a 25% reduction in total annual throughput. However, the average head grade increased by 29% to 227 g/t of silver allowing total silver production to remain relatively unchanged year over year.
  Underground development and production continues from the San Francisco vein and the "990" and "990-2" chimneys. At the recently discovered Regalo and Brecha vein, new mining areas are being prepared for production. In addition, the 310 stope at level 1610 and the extension of the Buenos Aires area at 1850 level began preparation during the quarter. These new areas are being prepared to support the planned increase in fresh mine ore production in 2014.
  Four drill rigs were active underground at La Encantada during the quarter with the objective of defining Reserves and Resources in the newly discovered areas in addition to assisting in mining activities. A total of 6,611 metres of exploration and definition drilling was completed in the fourth quarter, compared to 2,928 metres of drilling in the previous quarter. In addition, a total of 3,210 metres of underground development were completed in the fourth quarter, compared to 3,195 metres of development in the previous quarter.
  A substantial portion of the current drilling and development is for the purpose updating the Company’s NI 43-101 Technical Report.

At the La Parrilla Silver Mine:

  During the year, La Parrilla processed 788,335 tonnes of ore with an average silver grade of 162 g/t for a total production of 3,115,997 silver ounces. Silver production increased 8% in 2013 mostly due to a 16% increase in mill throughput compared to the prior year. Average metallurgical recoveries for silver were 76%, a decrease of 2% compared to 2012. Additionally, 18,503,451 pounds of lead and 6,723,878 pounds of zinc were produced during the year.
  Due to a decrease in silver grades at the Quebradillas open pit, production from higher grade underground areas, primarily from San Marcos, was increased during the year. In addition, the new Vacas mine was brought into production in the second half of 2013 at a rate of 313 tpd containing sulphide ore with silver grades ranging from 200 g/t to 240 g/t.
  The development and construction of the rail haulage level is now 1,057 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016.
  Underground development completed in the quarter totaled 2,989 metres compared with 2,213 metres developed in the previous quarter.
  One underground drill rig was active within the La Parrilla property during the quarter. A total of 249 metres were drilled in the fourth quarter compared to 177 metres in the previous quarter.

At the San Martin Silver Mine:

  During the year, San Martin processed 322,618 tonnes of ore with an average silver grade of 153 g/t for a total production of 1,250,774 silver ounces. This represents a 31%
  increase in total silver production over 2012 primarily due to a 13% increase in grades, a 13% increase in mill throughput and a 3% increase in recoveries.

  The expansion of the processing plant was completed in late December with the final installation of a new 9.5’ x 12’ ball mill which replaces the older 8.5’ x 12’ ball mill. This new larger ball mill is expected to be more reliable and capable of reaching planned throughputs of 1,300 tpd.
  Underground development completed in the fourth quarter totaled 2,858 metres, compared with 2,267 metres of development in the previous quarter. The mine development continues to be focused at the new Rosarios area where seven areas are now in production.
  One underground drill rig was active within the San Martin property during the quarter. Total metres drilled in the fourth quarter amounted to 387 metres, compared to 376 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

  During the year, La Guitarra processed 171,662 tonnes of ore with an average silver grade 152 g/t for a total production of 709,002 silver ounces. This represents an 82% increase in total silver production over 2012 (since the acquisition of Silvermex Resources in July 2012) primarily due to a 184% increase in mill throughput offset by a 34% reduction in silver grades and a 3% decrease in recoveries.
  Mine development at the Joya Larga structure within the El Coloso area has now reached 151 metres along the vein and has successfully reached the economical production area. Initial ore extraction began in December at a rate of 48 tpd and preparation continues to further increase ore extraction to a rate of 160 tpd by the second half of 2014. This new area has indicated grades ranging between 200 g/t to 350 g/t of silver.
  A total of 1,611 metres of development were completed in the fourth quarter, compared to 1,431 metres of development in the previous quarter. Production ore continued to be extracted from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. Looking ahead, the average silver grade is expected to improve as production increases at the Joya Larga structure.
  Two underground drill rigs were active in the fourth quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 278 metres compared to 1,486 metres drilled in the previous quarter.

2014 Production and Cost Outlook:

For 2014, the Company anticipates silver production will increase by 19% to 25% and to a new annual range of 12.70 to 13.35 million ounces (or 14.85 to 15.60 million silver equivalent ounces) with the following upcoming developments:

  At Del Toro, total throughput from the dual circuit processing plant is expected to average 2,600 tpd (2,100 tpd from cyanidation and 500 tpd from flotation).
  As a result of the recent expansion at San Martin, the cyanidation plant is expected to average 1,300 tpd starting in early 2014. This increase in mill capacity (previously 900 tpd) is expected to produce an additional 500,000 ounces of silver plus modest amounts of gold per year.
  At La Encantada, an upgrade and expansion of the crushing and grinding area to allow the underground extraction of fresh mine ore to be increased in the second half of 2014. In addition, the reprocessing of old tailings will be eliminated from the mill feed due to the low metal price environment. This modification is expected to improve both silver recoveries and head grade at the mill.

  Due to the underground development at La Guitarra in the second half of 2013, the Company expects higher silver grades to be extracted and processed in 2014. Historically, silver grades have ranged between 200 g/t to 225 g/t.

The Company continues to optimize the mines to ensure profitability in a low price environment. These modifications are aimed to maintain First Majestic as one of the silver industry’s purest and highest margin producers.

A mine-by-mine breakdown of the 2014 production guidance is included in the table below:

Mine	2013 Silver Ounces (Moz)	2014E Silver Ounces (Moz)	2014E Silver Equivalent Ounces (Moz)
La Encantada	4.08	4.15 - 4.35	4.15 - 4.35
La Parrilla	3.12	3.10 - 3.25	4.30 - 4.50
Del Toro	1.48	2.75 - 2.90	3.30 - 3.45
San Martin	1.25	1.75 - 1.85	1.90 - 2.00
La Guitarra	0.71	0.95 - 1.00	1.20 - 1.30
Totals:	10.64	12.70 - 13.35	14.85 - 15.60

*Metal prices assumptions used for calculating equivalent are as follows: silver: $20.00/oz, gold: $1,250/oz, lead: $0.95/lb, zinc: $0.90/lb.

The Company, for the first time, is also incorporating into its 2014 forward guidance an All-In Sustaining Cost (“AISC”), which is a non-GAAP measure to give greater visibility, comparability and representation of the total costs associated with producing silver from its current operations. New project capital and expansionary capital at current operations are not included in this AISC calculation.

All-In Sustaining Cost Calculation (1)	FY 2014 ($/Ag oz)

Total Cash Costs per Payable Silver Oz (2)	8.67 – 9.12
General and Administrative Costs	1.69 - 1.77
Share-based Payments (non-cash)	0.77 – 0.81
Accretion and Amortization of Reclamation Costs (non-cash)	0.08 – 0.09
Development Sustaining Capital	2.89 - 3.04
Exploration Sustaining Capital	0.58 - 0.61
Property, Plant and Equipment Capital	1.19 - 1.25
All-In Sustaining Costs:	15.87 - 16.69

1.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. Effective January 1, 2014, the Company is voluntarily adopting the reporting of AISC as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

2.	To conform with WGC’s guidance on AISC, the Company has included workers’ participation cost in the range of $0.38 - $0.39 in the calculation of Total Cash Cost per Payable Silver Ounces for 2014.

As indicated in the table above, 2014 AISC costs are projected to be in the range of $15.87 to $16.69 per payable silver ounce.

In 2014, the Company plans to spend a total of $106.0 million on sustaining capital for current operations and expansionary capital for numerous growth projects. The annual budget includes a total of $42.3 million to be spent towards plant, property and equipment, $55.7 million towards total development and $8.0 million in total exploration.

Furthermore, the Company is planning a limited number of capital expansionary projects in 2014 including $8.8 million at Del Toro for the completion of the new 115kV power line and tailings dam expansion. In addition, $4.6 million has been allocated at La Encantada for the upgrade and expansion of the crushing and grinding area in anticipation of higher mine throughput in the second half of the year.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2012, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.